Foreign Exchange Structuring

Filed Pursuant to Rule 433

Reg no 333-121067

FX Basket-Linked Note
(“Asian Currency Appreciation Basket”)	Final Terms and Conditions
100% Principal-Protected	April 18, 2006
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Australian Dollar (AUD), Chinese Renminbi (CNY), Indonesian Rupiah (IDR), Japanese Yen (JPY), Korean Won (KRW), Singapore Dollar (SGD), Thai Baht (THB) and Taiwanese Dollar (TWD) and a short position in the U.S. Dollar (USD) via a single basket consisting of these long and short currencies (with the long currencies having a positive weighting in the basket and the short currencies having a negative weighting in the basket). If the Basket Value is greater than or equal to zero on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return which is dependent upon the Leverage (130%) multiplied by the performance of the basket, which is, in turn, linked to the performance of the long currencies vs. the USD. If the Basket Value on the Valuation Date is less than zero, then the investor will receive at maturity only the principal amount of the notes, with no additional return. The notes do not bear interest.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD 17,000,000

Principal Protection	100%

Trade Date	April 18, 2006

Issue Date	April 24, 2006

Valuation Date	April 17, 2008, subject to adjustment in accordance with the Valuation Business Day Convention

Maturity Date	April 24, 2008

Reference Currencies	Australian Dollar (AUD), Chinese Renminbi (CNY), Indonesian Rupiah (IDR), Japanese Yen (JPY), Korean Won (KRW), Singapore Dollar (SGD), Thai Baht (THB), Taiwanese Dollar (TWD) and U.S. Dollar (USD)

Reference Exchange Rates	The spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of currency units per USD 1.

Issue Price	98.00%

Leverage	130%

Redemption Amount	Principal Protection * principal amount of each note, plus Additional Amount, if any

Additional Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by

(subject to the occurrence of a Disruption Event): Leverage * Basket Value provided that the minimum Additional Amount payable on the notes shall be zero.

Basket Value	The sum of the following quotients in respect of each Reference Currency: Initial Reference Currency Amount Settlement Rate

Initial Reference Currency Amount	The Initial Reference Currency Amount for each Reference Currency is the amount of Reference Currency per USD 1 as set forth below:

Reference Currency	Initial Reference Currency Rate	Weighting	Initial Reference Currency Amount
AUD	1.35575	12.5%	0.16947
CNY	8.02400	12.5%	1.00300
IDR	8982.50000	12.5%	1122.81250
JPY	117.62500	12.5%	14.70313
KRW	953.80000	12.5%	119.22500
SGD	1.60070	12.5%	0.20009
THB	37.82500	12.5%	4.72813
TWD	32.48250	12.5%	4.06031
USD	1.00000	-100%	-1.00000

Where Initial Reference Currency Amount = Weighting * Initial Reference Currency Rate
Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

Settlement Rate Option

Reference Currency	Settlement Rate Option
AUD

One divided by the spot rate in (A):

(A) The U.S. Dollar/Australian Dollar official fixing rate, expressed as the amount of U.S. Dollars per one Australian Dollar, for settlement in two business days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FEE to the right of the caption “AUD” at approximately 12.00 p.m. New York time, on the Valuation Date.

CNY

The Chinese Renminbi/U.S. Dollar official fixing rate, expressed as the amount of Chinese Renminbi per one U.S. Dollar, for settlement in two business days reported by The State Administration of Foreign Exchange of the People’s Republic of China, Beijing, which appears on the Reuters Screen SAEC Page opposite the symbol “USDCNY=” at approximately 5:00 p.m., Beijing time, on the Valuation Date.

IDR

The Indonesian Rupiah/U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Indonesian Rupiah per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Telerate Page 50157 to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m., Singapore time, on the Valuation Date.

JPY

The Japanese Yen/U.S. Dollar official fixing rate, expressed as the amount of Japanese Yen per one U.S. Dollar, for settlement in two business days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “JPY” at approximately 10.00 a.m. New York time, on the Valuation Date.
KRW

The Korean Won/U.S. Dollar market average rate, expressed as the amount of Korean Won per one U.S. Dollar, for settlement in two business days reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC18 Page to the right of the caption “USD Today” that is available at approximately 5:30 p.m., Seoul time, on the Valuation Date or as soon thereafter as practicable, but in no event later than 9:00 a.m., Seoul time, on the first business day following the Valuation Date.

SGD

The Singapore Dollar/U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters Page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on the Valuation Date.

THB

The Thai Baht/U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Thai Baht per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters Page ABSIRFIX01 to the right of the caption “Spot” under the column “THB” at approximately 11:30 a.m., Singapore time, on the Valuation Date.

TWD

The Taiwanese Dollar/U.S. Dollar spot rate, expressed as the amount of Taiwanese Dollars per one U.S. Dollar, for settlement in two business days, reported by the Taipei Forex Inc. which appears on the Reuters Screen TAIFX1 Page under the heading “Spot” as of 11:00 a.m. Taipei time, on that Valuation Date, or if no rate appears as of 11:00 a.m., Taipei time, the rate that first appears in any of the next succeeding 15 minute intervals after such time, up to and including 12:00 noon, Taipei time on the Valuation Date.

The screen or time of observation indicated in relation to any Settlement Rate Option above shall be deemed to refer to such screen or time of observation as modified or amended from time to time, or to any substitute screen thereto.

Valuation Business Day

With respect to each Reference Currency, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in the city or jurisdiction indicated in the Settlement Rate Option for that Reference Currency.

Valuation Business Day Convention	Preceding

Business Day	New York

Business Day Convention	Following

Disruption Event

Upon the occurrence of a Disruption Event with respect to any Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction;

(B)        the occurrence of any event causing the Reference Exchange Rate for any Reference Currency to be

split into dual or multiple currency exchange rates; or

(C)        the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to any Reference Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Additional Amount, (y) the Issuer’s fulfilment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event with respect to a Reference Currency, the Settlement Rate for the affected Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable for a Reference Currency, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate for a Reference Currency, on the relevant Valuation Date.

Fallback Rate Observation Methodology

The Settlement Rate for a Reference Currency will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding the Valuation Date for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations then the Settlement Rate for such Reference Currency will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	ISIN: CUSIP:	US52517PG880 52517PG88

Settlement System	DTC

Listing	Not Applicable

Denominations	USD 10,000 and whole multiples of USD 10,000

Issue Type	US MTN

Risk Factors

There are significant risks associated with the notes described above including, but not limited to, foreign exchange risk, interest rate risk, price risk, liquidity risk, redemption risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these notes.

The Notes Are Subject to Foreign Exchange Rate Risk

The return on the notes at maturity is entirely dependent on the performance of the Reference Currencies. If the Basket Value is less than zero, then the investor will not receive any return on the notes. Moreover, because the notes do not bear interest (except in the event that amounts due at maturity are not paid when due), a holder’s return on the notes will depend solely on the Additional Amount, if any, paid on the Maturity Date. Additionally, selling this security during a period when the Basket Value at that time (calculated using the respective spot exchange rates at that time) is less than zero, or during a period in which the market’s perception of the probability of the Basket Value being less than zero is high, may result in a dollar price significantly less than 100% of the principal amount of notes sold. Although the notes are principal-protected if held to maturity, selling this or any fixed income security prior to maturity may result in a dollar price less than 100% of the applicable principal amount of notes sold.

The value of the Reference Currencies relative to the U.S. dollar have in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the Reference Currencies, which depend in part on the supply and demand for the Reference Currencies, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Reference Currencies are circulated as legal tender. An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currencies or the factors that affect movements in such exchange rate. Neither the offering of the notes nor any views which may from time to time be expressed by the issuer, Lehman Brothers Inc., or their affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes. The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., serves as Calculation Agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes and the return on the notes. In particular, the Calculation Agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Additional Amount payable on the notes. The exercise of this discretion by the Calculation Agent may present the Calculation Agent with a conflict of interest to the extent that the determinations made by the Calculation Agent in respect of the notes affect the payments due from Lehman Brothers Holdings Inc. under the notes, due to or from Lehman Brothers Holdings Inc. or any of its affiliates under the related hedge transaction or the value of the investments held by Lehman Brothers Holdings Inc. or its affiliates’ proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

Lehman Brothers Holdings Inc. expects to hedge its obligations under the notes through one or more of its affiliates. This hedging activity will likely involve trading in one or more Reference Currencies or in other instruments, such as options, swaps or futures, based on one or more Reference Currencies. The cost of maintaining or adjusting this hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in Lehman Brothers Holdings Inc. or its affiliates receiving a profit, even if the market value of the notes declines. Lehman Brothers Holdings Inc. and its affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the levels of the Reference Currencies. By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings Inc. or its affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes. Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. Investors in the notes must be prepared to hold the notes until the Maturity Date.

The U.S. Federal Income Tax Treatment Is Uncertain

There are no relevant authorities that directly address the U.S. federal income tax treatment of instruments such as the notes, and no ruling has been sought from the Internal Revenue Service in connection with the issuance of the notes. Accordingly, the U.S. federal income tax characterization of the notes is uncertain. Lehman Brothers Holdings Inc. intends to take the position that the notes will be treated for U.S. federal income tax purposes as indebtedness subject to U.S. Treasury regulations applicable to contingent payment debt instruments and, by purchasing the notes, investors will be deemed to have agreed to such treatment. Moreover, Lehman Brothers Holdings Inc. intends to treat the notes as not subject to special rules governing contingent payment debt instruments whose payments are denominated in, or determined by reference to, foreign currencies. There can be no assurance that the IRS will agree with such characterization. A different characterization of the notes may affect the amount, timing and character of income, gain or loss recognized by a U.S. Holder in respect of a note. Prospective purchasers of notes should consult their own tax advisors as to the possible alternative characterizations of the notes and the U.S. federal income tax consequences of such characterizations. See “Certain United States Federal Income Tax Consequences” in the prospectus dated May 18, 2005.

Certain United States Federal Income Tax Consequences

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings Inc. intends to treat the notes as “contingent payment debt instruments.”  As such, Lehman Brothers Holdings Inc. intends to report interest deductions with respect to the notes based on this treatment and will, upon written request, provide holders of notes with a projected payment schedule.  Under such characterization, holders of the notes will accrue original issue discount based on the “comparable yield” of the notes (generally, the rate at which Lehman Brothers Holdings Inc. would issue a fixed rate debt instrument with terms and conditions similar to the notes), and if the actual payments made on the notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes.  In addition, any gain or loss on the sale, exchange or retirement of the notes generally will be treated as ordinary income or loss.

A contingent payment debt instrument for which payments of principal or interest are denominated in, or determined by reference to, more than one currency may be subject to special rules, unless the “denomination currency” for such instrument is determined to be the United States Holder’s functional currency (the U.S. dollar), in which case the contingent payment debt regulations will apply without taking into account the special rules for nonfunctional currency contingent payment debt instruments. Lehman Brothers Holdings Inc. intends to take the position that the denomination currency of the notes is the U.S dollar. If such determination were not respected, it could affect the amount, timing and character of income, gain or loss recognized by United States Holders in respect of the notes. A United States Holder is required to use the denomination currency determined by us for purposes of the contingent payment debt regulations, unless such determination is unreasonable and such United States Holder timely discloses to the IRS the use of another currency. Based on the foregoing, the remainder of this discussion assumes the notes will be subject to the contingent payment debt regulations without regard to the special rules for nonfunctional currency contingent payment debt instruments.

Based on the current interest rate environment, Lehman Brothers Holdings Inc. estimates that the comparable yield of the notes would be an annual rate of approximately [5.13]%, compounded quarterly.   Lehman Brothers Holdings Inc. will not determine the actual comparable yield of the notes, however, until they are issued. A positive adjustment, for the amount by which the actual payment at maturity exceeds the projected contingent payment, will be treated as additional interest.  A negative adjustment will be treated as follows: (i) first, a negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, a negative adjustment that exceeds the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of a holder’s total prior original issue discount inclusions with respect to the note.

Holders of the notes can obtain the comparable yield of the notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings Inc. at the following address (which replaces the address provided in the prospectus dated May 18, 2005):

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

By purchasing a note, a holder agrees to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and the projected payment schedule.  For United States federal income tax purposes, a holder of notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder’s original issue discount and adjustments thereof in respect of the notes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

Gain recognized upon the sale, exchange or other disposition of a note will generally be treated as ordinary income. Any loss recognized on the disposition of a note will be treated as ordinary loss to the extent of a holder’s prior original issue discount inclusions with respect to the note. Any loss in excess of that amount will be treated as capital loss.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see “United States Federal Income Tax Consequences—Debt Securities— Consequences to United States Holders—Contingent Payment Debt Securities” in the prospectus dated May 18, 2005.

It is possible that the notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes in light of their particular circumstances, as well as the tax consequences arising under state, local, foreign and other tax laws.

Historical Exchange Rates

The following charts show the weekly spot exchange rates for each Reference Currency in the period from the week ending April 13, 2003 through the week ending April 16, 2006, using historical data obtained from Reuters. The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollars, which are the inverse of the spot exchange rates presented in the following charts. The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

The following chart shows the hypothetical composite performance of the Reference Currencies based upon the weekly data for the Reference Currencies obtained from Reuters. The Basket Value was indexed to a level of 0.0 based upon the Initial Reference Curency rates (which were determined on the Trade Date). The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Value described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.

Hypothetical Additional Amount Payment Examples

The following payment examples for this note shows scenarios under which the Additional Amount will or will not be payable on the notes, based on hypothetical values for the Settlement Rates (which are determined on the Valuation Date), and consequently of the Basket Value. The Settlement Rate values have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate. The following examples us a Leverage of 130%.

Example 1: AUD, CNY, IDR, JPY, KRW, SGD, THB, and TWD each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

	Initial Reference			Hypothetical Settlement	Initial Reference Currency
Reference	Currency Rate		Initial Reference	Rate	Amount Divided by
Currency	(on Trade Date)	Weighting	Currency Amount	(on Valuation Date)	Hypothetical Settlement Rate
AUD	1.35575	12.5%	0.16947	1.28796	0.13158
CNY	8.02400	12.5%	1.00300	7.62280	0.13158
IDR	8982.50000	12.5%	1122.81250	8533.37500	0.13158
JPY	117.62500	12.5%	14.70313	111.74375	0.13158
KRW	953.80000	12.5%	119.22500	906.11000	0.13158
SGD	1.60070	12.5%	0.20009	1.52067	0.13158
THB	37.82500	12.5%	4.72813	35.93375	0.13158
TWD	32.48250	12.5%	4.06031	30.85838	0.13158
USD	1.00000	-100.0%	-1.00000	1.00000	-1.00000

				Basket Value =	0.05263
				Leverage =	130%
				Additional Amount =	6.84%

Basket Value is 0.05263, resulting in an Additional Amount equal to 6.84% of the principal amount of the notes

Example 2: AUD, CNY, IDR, JPY, KRW, SGD, THB, and TWD each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.

	Initial Reference			Hypothetical Settlement	Initial Reference Currency
Reference	Currency Rate		Initial Reference	Rate	Amount Divided by
Currency	(on Trade Date)	Weighting	Currency Amount	(on Valuation Date)	Hypothetical Settlement Rate
AUD	1.35575	12.5%	0.16947	1.42354	0.11905
CNY	8.02400	12.5%	1.00300	8.42520	0.11905
IDR	8982.50000	12.5%	1122.81250	9431.62500	0.11905
JPY	117.62500	12.5%	14.70313	123.50625	0.11905
KRW	953.80000	12.5%	119.22500	1001.49000	0.11905
SGD	1.60070	12.5%	0.20009	1.68074	0.11905
THB	37.82500	12.5%	4.72813	39.71625	0.11905
TWD	32.48250	12.5%	4.06031	34.10663	0.11905
USD	1.00000	-100.0%	-1.00000	1.00000	-1.00000

				Basket Value =	-0.04762
				Leverage =	130%
				Additional Amount =	0.00%

Basket Value is -0.04762, resulting in an Additional Amount equal to 0% of the principal amount of the notes

Example 3:  AUD, CNY, IDR, JPY, KRW and SGD appreciate relative to their Initial Reference Currency Rates and THB, and TWD depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

	Initial Reference			Hypothetical Settlement	Initial Reference Currency
Reference	Currency Rate		Initial Reference	Rate	Amount Divided by
Currency	(on Trade Date)	Weighting	Currency Amount	(on Valuation Date)	Hypothetical Settlement Rate
AUD	1.35575	12.5%	0.16947	1.28796	0.13158
CNY	8.02400	12.5%	1.00300	7.62280	0.13158
IDR	8982.50000	12.5%	1122.81250	8533.37500	0.13158
JPY	117.62500	12.5%	14.70313	111.74375	0.13158
KRW	953.80000	12.5%	119.22500	906.11000	0.13158
SGD	1.60070	12.5%	0.20009	1.52067	0.13158
THB	37.82500	12.5%	4.72813	39.71625	0.11905
TWD	32.48250	12.5%	4.06031	34.10663	0.11905
USD	1.00000	-100.0%	-1.00000	1.00000	-1.00000

				Basket Value =	0.02757
				Leverage =	130%
				Additional Amount =	3.58%

Basket Value is 0.02757, resulting in an Additional Amount equal to 3.58% of the principal amount of the notes

Example 4:  AUD, CNY, IDR, and TWD appreciate relative to their Initial Reference Currency Rates and JPY, KRW, SGD, and THB depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.

	Initial Reference			Hypothetical Settlement	Initial Reference Currency
Reference	Currency Rate		Initial Reference	Rate	Amount Divided by
Currency	(on Trade Date)	Weighting	Currency Amount	(on Valuation Date)	Hypothetical Settlement Rate
AUD	1.35575	12.5%	0.16947	1.28796	0.13158
CNY	8.02400	12.5%	1.00300	7.62280	0.13158
IDR	8982.50000	12.5%	1122.81250	9431.62500	0.11905
JPY	117.62500	12.5%	14.70313	123.50625	0.11905
KRW	953.80000	12.5%	119.22500	1001.49000	0.11905
SGD	1.60070	12.5%	0.20009	1.68074	0.11905
THB	37.82500	12.5%	4.72813	39.71625	0.11905
TWD	32.48250	12.5%	4.06031	34.10663	0.11905
USD	1.00000	-100.0%	-1.00000	1.00000	-1.00000

				Basket Value =	-0.02256
				Leverage =	130%
				Additional Amount =	0.00%

Basket Value is -0.02256, resulting in an Additional Amount equal to 0% of the principal amount of the notes

Weighting Analysis

The graph below illustrates the weighting of each Reference Currency in the basket for this note.